EXHIBIT 4.18

Dated __20___ June 2023

EURODRY LTD.

as Guarantor

and

HAMBURG COMMERCIAL BANK AG

as Security Trustee

GUARANTEE

relating to
a loan agreement dated _20_ June 2023
in respect of a loan facility of up to $14,000,000

PIRAEUS

Index

Clause		Page

1	INTERPRETATION	1
2	GUARANTEE	3
3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR	4
4	EXPENSES	4
5	ADJUSTMENT OF TRANSACTIONS	5
6	PAYMENTS	5
7	INTEREST	5
8	SUBORDINATION	6
9	ENFORCEMENT	6
10	REPRESENTATIONS AND WARRANTIES	7
11	UNDERTAKINGS	10
12	CORPORATE UNDERTAKINGS	14
13	JUDGMENTS AND CURRENCY INDEMNITY	15
14	SET-OFF	15
15	NO SET-OFF OR TAX DEDUCTION	15
16	SUPPLEMENTAL	17
17	ASSIGNMENT	18

18	NOTICES	18
19	INVALIDITY OF LOAN AGREEMENT	19
20	GOVERNING LAW AND JURISDICTION	20
21	BAIL-IN	21

Execution

EXECUTION PAGE		23

THIS GUARANTEE is made on __20___ June 2023

PARTIES

(1)

EURODRY LTD., a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands (the "Guarantor"); and

(2)

HAMBURG COMMERCIAL BANK AG, acting through its office at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany (the "Security Trustee", which expression includes its successors and assigns) as trustee for the Lenders as defined in the Loan Agreement referred to in Recital (A) below.

BACKGROUND

(A)

By a loan agreement dated __20___ June 2023 (the "Loan Agreement") made by (i) Kamsarmax Two Shipping Ltd as borrower (the "Borrower"), (ii) the banks and financial institutions listed therein as lenders (together, the "Lenders") and (iii) Hamburg Commercial Bank AG as agent (in such capacity, the "Agent"), mandated lead arranger (in such capacity, the "Mandated Lead Arranger") and Security Trustee, it was agreed that the Lenders would make available to the Borrower a senior secured term loan facility of up to $14,000,000 for the purpose and on the terms and conditions set out therein.

(B)

By an Agency and Trust Agreement dated __20___ June 2023, and entered into pursuant to, the Loan Agreement, it was agreed that the Security Trustee would hold the Trust Property on trust for the Lenders.

(C)	It is a condition precedent to the availability of the Loan (or any part thereof) under the Loan Agreement, that the Guarantor shall execute and deliver to the Security Trustee this Guarantee.

OPERATIVE PROVISIONS

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Defined expressions

Words and expressions defined in the Loan Agreement shall have the same meanings when used in this Guarantee unless the context otherwise requires.

1.2	Construction of certain terms

In this Guarantee:

"Bail-In Action" means the exercise of any Write-down and Conversion Powers;

"Bail-In Legislation" means:

(a)

in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time;

(b)

in relation to any state other than such an EEA Member Country and the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation; and

(c)	in relation to the United Kingdom, the UK Bail-In Legislation;

"bankruptcy" includes a liquidation, receivership, administration or judicial management and any form of suspension of payments, arrangement with creditors or reorganisation under any corporate or insolvency law of any country;

"EEA Member Country" means any member state of the European Union, Iceland, Liechtenstein and Norway;

"EU Bail-In Legislation Schedule" means the document described as such and published by the Loan Market Association (or any successor person) from time to time;

"Loan Agreement" means the agreement dated _____ June 2023 referred to in Recital (A) above and includes any existing or future amendments or supplements, whether made with the Guarantor's consent or otherwise;

"Resolution Authority" means anybody which has authority to exercise any Write-down and Conversion Powers;

"Ship" means the 2008-built kamsarmax bulk carrier vessel built by Juangsu New YZJ of China registered in the ownership of the Borrower under the Marshall Islands flag with IMO Number 9739563 and with the name "EKATERINI".

"Third Parties Act" has the meaning given to Clause 16.10 (Third Party Rights);

"UK Bail-In Legislation" means Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings);

"Write-down and Conversion Powers" means:

(a)

in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(b)	in relation to any other applicable Bail-In Legislation other than the UK Bail-In Legislation;

(i)

any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that Bail-In Legislation.

(c)

in relation to the UK Bail-in Legislation, any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers.

1.3	Application of construction and interpretation provisions of Loan Agreement

Clauses 1.2 (Construction of certain terms), 1.5 (General interpretation) and 1.6 (Heading) of the Loan Agreement apply, with any necessary modifications, to this Guarantee.

2	GUARANTEE

2.1	Guarantee and Indemnity

The Guarantor unconditionally and irrevocably:

(a)	guarantees the due payment of all amounts payable by the Borrower under or in connection with the Loan Agreement and every other Finance Document to which it is a party;

(b)

undertakes to pay to the Security Trustee, on the Security Trustee's demand, any such amount which is not paid by the Borrower when payable under or in connection with the Loan Agreement or any other Finance Document to which it is a party, as if it were the Borrower;

(a)	undertakes to procure that the Borrower shall perform all its obligations under the Loan Agreement and every other Finance Document to which it is a party; and

(c)

as a separate, continuing and primary obligation, fully indemnifies the Security Trustee and each other Creditor Party on the Security Trustee's demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the Security Trustee or the other Creditor Party concerned as a result of or in connection with any failure by the Borrower to comply with any of its obligations under any Finance Document to which it is a party or any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal; and the amount recoverable under this indemnity shall be equal to the amount which the Security Trustee or any other Creditor Party concerned would otherwise have been entitled to recover.

2.2	No limit on number of demands

The Security Trustee may serve more than 1 demand under Clause 2.1 (Guarantee and Indemnity).

2.3	Release of Guarantee

At the end of the Security Period, the Security Trustee will, at the request and cost of the Guarantor, release the Guarantor from its obligations under this Guarantee and return this Guarantee to the Guarantor.

3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR

3.1	Principal and independent debtor

The Guarantor shall be liable under this Guarantee as a principal and independent debtor and accordingly it shall not have, as regards this Guarantee, any of the rights or defences of a surety.

3.2	Waiver of rights and defences

Without limiting the generality of Clause 3.1 (Principal and independent debtor), the Guarantor shall neither be discharged by, nor have any claim against, any Creditor Party in respect of:

(a)	any amendment or supplement being made to the Finance Documents (or any of them);

(b)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Finance Documents (or any of them);

(c)	any release or loss (even though negligent) of any right or Security Interest created by the Finance Documents (or any of them);

(d)

any failure (even though negligent) promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realise for its full market value an asset covered by such a Security Interest; or

(e)	any other Finance Document or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.

4	EXPENSES

4.1	Costs of preservation of rights, enforcement etc.

The Guarantor shall pay to the Security Trustee on its demand the amount of all expenses incurred by the Security Trustee or any other Creditor Party in connection with any matter arising out of this Guarantee or any Security Interest connected with it, including any advice, claim or proceedings relating to this Guarantee or such a Security Interest.

4.2	Fees and expenses payable under Loan Agreement

Clause 4.1 (Costs of preservation of rights, enforcement etc) is without prejudice to the Guarantor's liabilities in respect of the Borrower’s obligations under clause 20 (Fees and Expenses) of the Loan Agreement and under similar provisions of the other Finance Documents.

5	ADJUSTMENT OF TRANSACTIONS

5.1	Reinstatement of obligation to pay

The Guarantor shall pay to the Security Trustee on its first demand any amount which any Creditor Party is required, or agrees, to pay pursuant to any claim by, or settlement with, a trustee in bankruptcy of the Borrower or of another Security Party (or similar person) on the ground that the Loan Agreement or any other Finance Document, or a payment by the Borrower or any Security Party, was invalid or on any similar ground.

6	PAYMENTS

6.1	Method of payments

Any amount due under this Guarantee shall be paid:

(a)	in immediately available funds; and

(b)	to such account as the Security Trustee may from time to time notify to the Guarantor.

6.2	Security Trustee memorandum account

The Security Trustee shall maintain a memorandum account showing the amounts advanced by the Lenders and all other sums owing to the Agent, the Security Trustee and each Lender from the Borrower and each Security Party under the Finance Documents and all payments in respect of those amounts made by the Borrower and any Security Party.

7	INTEREST

7.1	Accrual of interest

Any amount due under this Guarantee shall carry interest after the date on which the Security Trustee demands payment of it until it is actually paid, unless interest on that same amount also accrues under the Loan Agreement.

7.2	Calculation of interest

Interest under this Guarantee shall be calculated and accrue in the same way as interest under clause 5 (Interest) of the Loan Agreement.

7.3	Guarantee extends to interest payable under Loan Agreement

For the avoidance of doubt, it is confirmed that this Guarantee covers all interest payable under the Loan Agreement, including that payable under clause 7 (Default Interest) of the Loan Agreement.

8	SUBORDINATION

8.1	Subordination of rights of Guarantor

All rights which the Guarantor at any time has (whether in respect of this Guarantee or any other transaction) against the Borrower, any other Security Party or their respective assets shall be fully subordinated to the rights of the Creditor Parties under the Finance Documents; and in particular, the Guarantor shall not during the Security Period:

(a)

claim, or in a bankruptcy of the Borrower or any other Security Party prove for, any amount payable to the Guarantor by the Borrower or any other Security Party, whether in respect of this Guarantee or any other transaction;

(b)	take or enforce any Security Interest for any such amount;

(c)	claim to set‑off any such amount against any amount payable by the Guarantor to the Borrower or any other Security Party; or

(d)	claim any subrogation or other right in respect of any Finance Document or any sum received or recovered by any Creditor Party under a Finance Document.

9	ENFORCEMENT

9.1	No requirement to commence proceedings against the Borrower

Neither the Security Trustee nor any other Creditor Party will need to commence any proceedings under, or enforce any Security Interest created by, the Loan Agreement or any other Finance Document before claiming or commencing proceedings under this Guarantee.

9.2	Conclusive evidence of certain matters

However, as against the Guarantor:

(a)

any judgement or order of a court in England, the Marshall Islands, Liberia or any other Pertinent Jurisdiction in connection with the Loan Agreement or any of the other Finance Documents to which it is a party; and

(b)	any statement or admission in writing of the Borrower in connection with the Loan Agreement or any other Finance Documents to which it is a party,

(absent manifest error) shall be binding and conclusive as to all matters of fact and law to which it relates.

9.3	Suspense account

Following the occurrence of an Event of Default which is continuing, the Security Trustee and any Creditor Party may, for the purpose of claiming or proving in a bankruptcy of the Borrower or any other Security Party, place any sum received or recovered under or by virtue of this Guarantee or any Security Interest connected with it on a separate suspense or other nominal account without applying it in satisfaction of the Borrower’s obligations under the Loan Agreement and the other Finance Documents.

10	REPRESENTATIONS AND WARRANTIES

10.1	General

The Guarantor represents and warrants to the Security Trustee as follows.

10.2	Status

The Guarantor is duly incorporated and validly existing and in good standing under the laws of the Republic of the Marshall Islands.

10.3	Share capital and ownership

The Guarantor is authorized to issue 220,000,000 registered shares (of which 200,000,000 shares shall be common shares and 20,000,000 shall be preferred shares) with a par value of $0.01 per share, all of which shares have been issued and are fully paid and in registered form in the legal title.

10.4	Corporate power

The Guarantor has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:

(a)	to execute each Finance Document to which it is a party; and

(b)	to make all the payments contemplated by, and to comply with, the Finance Documents to which it is a party.

10.5	Consents in force

All the consents referred to in Clause 10.4 (Corporate power) remain in force and nothing has occurred which makes any of them liable to revocation.

10.6	Legal validity and effective Security Interests

The Finance Documents to which the Guarantor is a party, do now or, as the case may be, will, upon execution and delivery (and, where applicable, registration as provided for in the Finance Documents):

(a)

constitute the Guarantor’s legal, valid and binding obligations enforceable against the Guarantor in accordance with their respective terms, subject to any relevant insolvency laws affecting creditors' rights generally; and

(b)

create legal, valid and binding Security Interests (having the priority specified in the relevant Finance Document) enforceable in accordance with their respective terms over all the assets to which they, by their terms, relate.

10.7	No third party Security Interests

Without limiting the generality of Clause 10.6 (Legal validity and effective Security Interests) and the other documents executed pursuant thereof at the time of the execution and delivery of each Finance Document to which the Guarantor is a party:

(a)	the Guarantor will have the right to create all Security Interests which that Finance Document purports to create; and

(b)

no third party will have any Security Interest (other than Permitted Liens) or any other similar interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.

10.8	No conflicts

The execution by the Guarantor of the Finance Documents and the Underlying Documents to which it is a party and its compliance with such Finance Documents and Underlying Documents to which it is a party:

(a)	will not involve or lead to a contravention of:

(i)	any law or regulation; or

(ii)	the constitutional documents of the Guarantor; or

(iii)	any contractual or other obligation or restriction which is binding on the Guarantor or any of its assets; and

(b)	will not have a Material Adverse Effect; and

(c)	is for the corporate benefit of the Guarantor.

10.9	No withholding taxes

All payments which the Guarantor is liable to make under any of the Finance Documents to which it is a party must be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

10.10	No default

No Event of Default or Potential Event of Default has occurred and is continuing.

10.11	Information

All information which has been provided in writing by or on behalf of the Guarantor in connection with any of the Finance Documents satisfied the requirements of Clause 11.2 (Information provided to be accurate); all audited and unaudited accounts and financial statements which have been so provided satisfied the requirements of Clause 11.4 (Form of financial statements) and are true, correct and not misleading and present fairly and accurately the financial position of the Guarantor or the Group (as the case may be); and there has been no change in the financial position or state of affairs of the Guarantor or the Group (or any member thereof) from that disclosed in the latest of those accounts which is likely to have a Material Adverse Effect.

10.12	No litigation

No legal or administrative action involving the Guarantor (including action relating to any breach of the ISM Code or the ISPS Code) has been commenced or taken or, to the Guarantor's knowledge, is likely to be commenced or taken which would, in either case, be likely to have a Material Adverse Effect.

10.13	Taxes paid

The Guarantor has paid all taxes applicable to, or imposed on or in relation to the Guarantor or its business.

10.14	ISM Code and ISPS Code compliance

The Guarantor has obtained all necessary ISM Code Documentation and the ISPS Code Documentation in connection with the Ship and is in full compliance with the ISM Code and the ISPS Code.

10.15	No Money laundering

(a)	The Guarantor:

(i)

will not, and will procure that neither the Borrower nor any Security Party, to the extent applicable, will, in connection with this Guarantee or any of the other Finance Documents, contravene or permit any subsidiary to contravene, any law, official requirement or other regulatory measure or procedure implemented to combat "money laundering" (as defined in Article 1 of Directive 2015/849/EC of the European Parliament and the Council of the European Union of May 2015) and any comparable US Federal and state laws; and

(ii)

shall further submit any documents and declarations on request, if such documents or declarations are required by any Creditor Party to comply with its domestic money laundering and/or legal identification requirements.

(b)	The Guarantor:

(i)

confirms that the Borrower is the beneficiary within the meaning of the German Anti Money Laundering Act (Gesetz über das Aufspüren von Gewinnen aus schweren Straftaten (Geldwäschegesetz)), acting for its own account and not for or on behalf of any other person for each part of the Loan made or to be made available to it under the Loan Agreement. That is to say, the Borrower acts for its own account and not for or on behalf of anyone else; and

(ii)	will promptly inform the Agent by written notice, if the Borrower is not or ceases to be the beneficiary and will provide in writing the name and address of the beneficiary.

10.16	No immunity

The Guarantor is not nor any of its assets is entitled to immunity on grounds of sovereignty or otherwise from any legal action or proceeding (including, without limitation, suit, attachment prior to judgement, execution or other enforcement).

10.17	Choice of law

The choice of the laws of England to govern this Guarantee and those other Finance Documents to which it is a party which are expressed to be governed by the laws of England constitutes a valid choice of law and the submission by the Guarantor thereunder to the exclusive jurisdiction of the Courts of England is a valid submission and does not contravene the laws of Liberia and the laws of England will be applied by the courts of any Pertinent Jurisdiction if this Guarantee or those other Finance Documents or any claim thereunder comes under their jurisdiction upon proof of the relevant provisions of the laws of England.

10.18	Pari passu ranking

The obligations of the Guarantor under the Finance Documents to which it is a party are direct, general and unconditional obligations and rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except for obligations mandatorily preferred by law applying to companies generally.

10.19	Repetition

The representations and warranties in this Clause 10 shall be deemed to be repeated by the Guarantor:

(a)	on the date of service of the Drawdown Notice;

(b)	on the Drawdown Date; and

(c)

with the exception of Clauses 10.9 (No withholding taxes), 10.10 (No default), 10.11 (Information) and 10.12 (No litigation), on the first day of each Interest Period and on the date of any Compliance Certificate issued pursuant to clause 11.21 (Compliance Certificate) of the Loan Agreement, as if made with reference to the facts and circumstances existing on each such day.

11	UNDERTAKINGS

11.1	General

The Guarantor undertakes with the Security Trustee to comply with the following provisions of this Clause 11 (Undertakings) at all times during the Security Period, except as the Agent may, with the authorisation of the Majority Lenders, otherwise permit in writing.

11.2	Information provided to be accurate

All financial and other information, including but not limited to factual information, exhibits and reports, which is provided in writing by or on behalf of the Guarantor under or in connection with this Guarantee or any other Finance Document will be true, correct and not misleading and will not omit any material fact or consideration.

11.3	Provision of financial statements

The Guarantor will send or procure that there are sent to the Agent:

(a)

as soon as possible, but in no event later than 180 days after the end of the Financial Year of the Guarantor, the consolidated audited annual financial statements of the Guarantor and its subsidiaries (including the Borrower) for that Financial Year, commencing with the financial statements for the Financial Year ending on 31 December 2023;

(b)

as soon as possible, but in no event later than 90 days after the end of the 6-month period ending on 30 June in each Financial Year of the Guarantor, the semi-annual consolidated unaudited financial statements in respect of the Guarantor and its subsidiaries (including the Borrower), for that 6-month period (commencing with the 6-month period ending on 30 June 2023), duly certified as to their correctness by an officer of the Guarantor; and

(c)

promptly after each request by the Agent, such further financial or other information in respect of the Borrower, the Ship, the Guarantor, the other Security Parties and the Group (including, without limitation, any information regarding any sale and purchase agreements, investment brochures, shipbuilding contracts, charter agreements and the operational expenditures for the Ship) as may be reasonably requested by the Agent.

11.4	Form of financial statements

All accounts delivered under Clause 11.3 (Provision of financial statements) will:

(a)

be prepared in accordance with all applicable laws and GAAP and, in the case of any consolidated audited financial statements, be certified by an independent and reputable auditor having requisite experience selected and appointed by the Borrower and the Corporate Guarantor;

(b)	fairly represent the financial condition of the Guarantor at the date of those accounts and of their profit for the period to which those accounts relate; and

(c)	fully disclose or provide for all significant liabilities of the Guarantor and any of their subsidiaries.

11.5	Shareholder and creditor notices and press releases

The Guarantor will send the Agent, promptly upon its request, copies of all communications which are despatched to the Guarantor's shareholders or creditors or any class of them and any press releases with respect to the Guarantor.

11.6	Consents

The Guarantor will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Security Trustee of, all consents required:

(a)	for the Guarantor to perform its obligations under the Finance Documents and the Underlying Documents to which it is a party; and

(b)	for the validity or enforceability of the Finance Documents or the Underlying Documents to which it is a party, and the Guarantor will comply with the terms of all such consents.

11.7	Maintenance of Security Interests

The Guarantor will:

(a)

at its own cost, do all that it reasonably can to ensure that any of the Finance Documents to which it is a party validly creates the obligations and the Security Interests which it purports to create; and

(b)

without limiting the generality of paragraph (a) above, at its own cost, promptly register, file, record or enrol any Finance Documents to which it is a party with any court or authority in all Pertinent Jurisdictions or such other jurisdiction which the Agent may require, pay any stamp, registration or similar tax in all Pertinent Jurisdictions in respect of any of the Guarantor's Documents, give any notice or take any other step which, in the opinion of the Majority Lenders, is or has or may become necessary or desirable for any Finance Documents to which it is a party to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

11.8	Notification of litigation

The Guarantor will provide the Security Trustee with details of any legal or administrative action involving the Guarantor, the Borrower, any other Security Party, the Ship, its Earnings or its Insurances, as soon as such action is instituted or it becomes apparent to the Guarantor that it is likely to be instituted, unless it is clear that the legal or administrative action cannot have any Material Adverse Effect on the financial position of the Guarantor and/or its ability to perform its payment or other obligations under this Guarantee and the Finance Documents (or any of them) as they fall due and the Guarantor shall procure that all reasonable measures are taken to defend any such legal or administrative action.

11.9	Notification of default

The Guarantor will notify the Security Trustee as soon as the Guarantor becomes aware of:

(a)	the occurrence of an Event of Default or Potential Event of Default and is continuing; or

(b)	any matter which indicates that an Event of Default or Potential Event of Default may have occurred and is continuing,

and will thereafter keep the Security Trustee fully up-to-date with all developments.

11.10	Maintenance of status

The Guarantor shall procure that the Borrower will:

(a)	maintain its separate corporate existence and remain in good standing under the laws of the Republic of the Marshall Islands; and

(b)

maintain its place of business, and keep its corporate documents and records, at the address stated in Clause 18.1 (Notices to Guarantor); and will not establish, or do anything as a result of which it would be deemed to have, a place of business in any country other than Greece except for the Guarantor being a US NASDAQ listed company.

11.11	Title; negative pledge and pari passu ranking

The Guarantor shall:

(a)	not create or permit to arise any Security Interest (except for Permitted Liens) over:

(i)	any asset present or future which is subject to the Security Interests created under the Finance Documents; or

(ii)	all or a substantial part of its other assets and in any event, only in its normal course of business; and

(b)

procure that its liabilities under the Finance Documents to which it is a party do and will rank at least pari passu with all its other present and future unsecured liabilities, except for liabilities which are mandatorily preferred by law.

11.12	No change of business

The Guarantor will not make any change to the nature of its business from that existing at the date of this Guarantee.

11.13	No other liabilities or obligations to be incurred

The Guarantor shall procure that the Borrower will not enter into any participation in speculative transactions or any off-balance sheet transactions and will not incur any liability or obligation except liabilities and obligations:

(a)	under the Finance Documents to which it is a party; and

(b)	reasonably incurred in the normal course of its business.

11.14	Ownership

The Guarantor shall procure that there is no change in the legal or beneficial ownership in the shares of the Borrower (for the avoidance of doubt, any trading of the Guarantor's shares in the US NASDAQ would not result in a breach of this Clause 11.14) or in the control of the voting rights attaching to any of those shares other than in accordance with the Loan Agreement.

11.15	Compliance Certificate

(a)

The Guarantor shall deliver, together with the Borrower to the Agent, together with each set of financial statements delivered pursuant to paragraphs (a) and (b) of Clause 11.3 (Provision of financial statements) (commencing with the financial statements to be provided for the 6-month period ending on 30 June 2023), a Compliance Certificate.

(b)

Each Compliance Certificate shall be duly signed by an officer of the Borrower and the Guarantor, evidencing (inter alia) the Borrower’s compliance (or not, as the case may be) with the provisions of clause 11.19 (Minimum liquidity and Additional Minimum Liquidity), clause 11.20 (Dry Docking Reserve Amount) and clause 15.1 (Minimum required security cover) of the Loan Agreement.

12	CORPORATE UNDERTAKINGS

12.1	General

The Guarantor also undertakes with the Security Trustee to comply with the following provisions of this Clause 12 at all times during the Security Period except as the Agent may, with the authority of the Majority Lenders, otherwise permit in writing.

12.2	Negative undertakings

The Guarantor will not:

(a)	change the nature of its business;

(b)	permit the Borrower to provide any form of credit or financial assistance to:

(i)	a person who is directly or indirectly interested in the Borrower's share or loan capital; or

(ii)	any company in or with which such a person is directly or indirectly interested or connected,

or enter into any transaction with or involving such a person or company on terms which are, in any respect, less favourable to the Borrower than those which it could obtain in a bargain made at arms' length;

(c)

permit the Borrower to open or maintain any account with any bank or financial institution except its respective accounts with the Agent and the Security Trustee for the purposes of the Finance Documents;

(d)

permit the Borrower to acquire any shares or other securities other than short term debt obligations or Treasury bills issued by the US, the UK or a Participating Member State and certificates of deposit issued by major North American or European banks, or enter into any transaction in a derivative;

(e)	enter into any form of amalgamation, merger or de-merger, acquisition, divestiture, split-up or any form of reconstruction or reorganisation; or

(f)	change, or allow the Borrower to change, its auditors without the Agent's prior written consent (such consent not to be unreasonably withheld or delayed) or its Financial Year.

13	JUDGMENTS AND CURRENCY INDEMNITY

13.1	Judgments relating to Loan Agreement

This Guarantee shall cover any amount payable by the Borrower under or in connection with any judgment relating to the Loan Agreement and any other Finance Document.

13.2	Currency indemnity

In addition, clause 21.6 (Currency indemnity) of the Loan Agreement shall apply, with any necessary adaptations, in relation to this Guarantee.

14	SET-OFF

14.1	Application of credit balances

Following the occurrence of an Event of Default which is continuing , each Creditor Party may without prior notice:

(a)

apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Guarantor at any office in any country of that Creditor Party in or towards satisfaction of any sum then due from the Guarantor to that Creditor Party under any of the Finance Documents; and

(b)	for that purpose:

(i)	break, or alter the maturity of, all or any part of a deposit of the Guarantor;

(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars; and

(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Creditor Party concerned considers appropriate.

14.2	Existing rights unaffected

No Creditor Party shall be obliged to exercise any of its rights under Clause 14.1 (Application of credit balances); and those rights shall be without prejudice and in addition to any right of set‑off, combination of accounts, charge, lien or other right or remedy to which a Creditor Party is entitled (whether under the general law or any document).

14.3	Sums deemed due to a Lender

For the purposes of this Clause 14, a sum payable by the Guarantor to the Agent or the Security Trustee for distribution to, or for the account of, a Lender shall be treated as a sum due to that Lender; and each Lender's proportion of a sum so payable for distribution to, or for the account of, the Lenders shall be treated as a sum due to that Lender.

15	NO SET-OFF OR TAX DEDUCTION

15.1	No deductions

All amounts due from the Guarantor under a Finance Document to which it is a party shall be paid:

(a)	without any form of set‑off, cross‑claim or condition; and

(b)	free and clear of any tax deduction except a tax deduction which the Guarantor is required by law to make.

15.2	Grossing‑up for taxes

If the Guarantor is required by law, regulation or regulatory requirement to make a tax deduction from any payment due under a Finance Document:

(a)	the Guarantor shall notify the Agent as soon as it becomes aware of the requirement;

(b)	the Guarantor shall pay the tax deducted to the appropriate taxation authority promptly, and in any event before any fine or penalty arises; and

(c)

the amount due in respect of the payment shall be increased by the amount necessary to ensure that each Creditor Party receives and retains (free from any liability relating to the tax deduction) a net amount which, after the tax deduction, is equal to the full amount which it would otherwise have received.

15.3	Evidence of payment of taxes

Within 1 month after making any tax deduction, the Guarantor shall deliver to the Agent documentary evidence satisfactory to the Agent that the tax has been paid to the appropriate taxation authority.

15.4	Exclusion of tax on overall net income

In this Clause 15 "tax deduction" means any deduction or withholding from any payment due under a Finance Document for or on account of any present or future tax except tax on a Creditor Party's overall net income.

15.5	Claw back of Tax benefit

If, following any such deduction or withholding as is referred to in Clause 15.2 (Grossing‑up for taxes) from any payment by the Guarantor, a Creditor Party shall receive or be granted a credit against or remission for any Taxes payable by it, the relevant Creditor Party shall, and to the extent that it can do so without prejudicing the retention of the amount of such credit or remission and without prejudice to the right of such Creditor Party to obtain any other relief or allowance which may be available to it, reimburse the Guarantor with such amount as the relevant Creditor Party shall in its absolute discretion certify to be the proportion of such credit or remission as will leave the pertinent Creditor Party (after such reimbursement) in no worse position than it would have been in had there been no such deduction or withholding from the payment by the Guarantor as aforesaid. Such reimbursement shall be made forthwith upon the relevant Creditor Party certifying that the amount of such credit or remission has been received by it. Nothing contained in this Guarantee shall oblige any Creditor Party to rearrange its tax affairs or to disclose any information regarding its tax affairs and computations. Without prejudice to the generality of the foregoing, the Guarantor shall not, by virtue of this clause, be entitled to enquire about the Creditor Party’s tax affairs.

16	SUPPLEMENTAL

16.1	Continuing guarantee

This Guarantee shall remain in force as a continuing security at all times during the Security Period.

16.2	Rights cumulative, non‑exclusive

The Security Trustee's rights under and in connection with this Guarantee are cumulative, may be exercised as often as appears expedient and shall not be taken to exclude or limit any right or remedy conferred by law.

16.3	No impairment of rights under Guarantee

If the Security Trustee omits to exercise, delays in exercising or invalidly exercises any of its rights under this Guarantee, that shall not impair that or any other right of the Security Trustee under this Guarantee.

16.4	Severability of provisions

If any provision of this Guarantee is or subsequently becomes void, illegal, unenforceable or otherwise invalid, that shall not affect the validity, legality or enforceability of its other provisions.

16.5	Guarantee not affected by other security

This Guarantee shall not impair, nor be impaired by, any other guarantee, any Security Interest or any right of set‑off or netting or to combine accounts which the Security Trustee or any other Creditor Party may now or later hold in connection with the Loan Agreement or any other Finance Document.

16.6	Guarantor bound by Loan Agreement and any other Finance Document

The Guarantor confirms that it is familiar with the terms of the Loan Agreement and agrees with the Security Trustee that any provision of the Loan Agreement which, by its terms, applies or relates to the Finance Documents generally also applies to this Guarantee.

16.7	Applicability of provisions of Guarantee to other Security Interests

Any Security Interest which the Guarantor creates (whether at the time at which it signs this Guarantee or at any later time) to secure any liability under this Guarantee shall be a principal and independent security, and Clauses 3 (Liability as principal and independent debtor) and 19 (Invalidity of Loan Agreement) shall, with any necessary modifications, apply to it, notwithstanding that the document creating the Security Interest neither describes it as a principal or independent security nor includes provisions similar to Clauses 3 (Liability as principal and independent debtor) and 19 (Invalidity of Loan Agreement).

16.8	Applicability of provisions of Guarantee to other rights

Clauses 3 (Liability as principal and independent debtor) and 19 (Invalidity of Loan Agreement) shall also apply to any right of set‑off or netting or to combine accounts which the Guarantor creates by an agreement entered into at the time of this Guarantee or at any later time (notwithstanding that the agreement does not include provisions similar to Clauses 3 (Liability as principal and independent debtor) and 19 (Invalidity of Loan Agreement)), being an agreement referring to this Guarantee.

16.9	Guarantor's approval of Loan Agreement and the other Finance Documents

The Guarantor has read the Loan Agreement and the other Finance Documents and understands and approves all the terms and conditions of the Loan Agreement and the other Finance Documents.

16.10	Third Party Rights

A person (other than a Creditor Party) who is not a party to this Guarantee has no right under the Contracts (Rights of Third Parties) Act 1999 (“Third Parties Act”) to enforce or to enjoy the benefit of any term of this Guarantee.

16.11	Disclosure of Information

The provisions of clause 26.13 (Disclosure of information) of the Loan Agreement shall apply to this Guarantee as if set out in full in this Guarantee (with necessary modifications) and the Guarantor shall comply with the provisions of this clause as modified.

16.12	Electronic disclosure

The Guarantor undertakes and declares that any documents to fulfil the disclosure of the financial circumstances according to Sec. 18 of the German Banking Act (KWG) that were or are hereinafter submitted to the Hamburg Commercial Bank AG electronically or on data carriers through the Guarantor, the Borrower or any other Security Party or any of them or a third party are complete and correct. It further agrees and declares that:

(a)	it is irrelevant whether such documents were submitted with or without signature;

(b)

documents submitted to Hamburg Commercial Bank AG electronically or on data carriers according to Sec. 18 of the German Banking Act (KWG) have the same legal significance as documents with signature in paper form; and

(c)	until written revocation, the declaration under this Clause 16.12 (Electronic disclosure) shall remain valid.

17	ASSIGNMENT

17.1	Assignment by Security Trustee

The Security Trustee may transfer or assign its rights under and in connection with this Guarantee to the same extent as it may transfer or assign its rights under the Loan Agreement.

18	NOTICES

18.1	Notices to Guarantor

Any notice or demand to the Guarantor under or in connection with this Guarantee shall be given by letter or fax, and references to written notices, notices in writing signed by particular persons shall be construed accordingly, at:

Address:               4 Messogiou & Evropis Street

151 24 Maroussi

Greece

Tel: +30 211 1804097

Attention of: Mr. Anastasios Aslidis / Mr. Simos Pariaros
Email: aha@eurodry.gr / smp@eurodry.gr

or to such other address which the Guarantor may notify to the Security Trustee.

18.2	Application of certain provisions of Loan Agreement

Clauses 28.3 (Effective date of notices), 28.4 (Service outside business hours), 28.5 (Illegible notices), 28.6 (Valid notices), 28.7 (Electronic communication), 28.8 (English language) and 28.9 (Meaning of “notice”) of the Loan Agreement apply to any notice or demand under or in connection with this Guarantee.

18.3	Validity of demands

A demand under this Guarantee shall be valid notwithstanding that it is served:

(a)	on the date on which the amount to which it relates is payable by the Borrower under the Loan Agreement or any of the other Finance Documents; or

(b)	at the same time as the service of a notice under clause 19.2 (Actions following an Event of Default) of the Loan Agreement,

and a demand under this Guarantee may refer to all amounts payable under or in connection with the Loan Agreement and any other Finance Document without specifying a particular sum or aggregate sum.

18.4	Notices to Security Trustee

Any notice to the Security Trustee under or in connection with this Guarantee shall be sent to the same address and in the same manner as notices to the Security Trustee under the Loan Agreement.

19	INVALIDITY OF LOAN AGREEMENT

19.1	Invalidity of Loan Agreement

In the event of:

(a)

the Loan Agreement now being or later becoming, with immediate or retrospective effect, void, illegal, unenforceable or otherwise invalid for any other reason whatsoever, whether of a similar kind or not; or

(b)

without limiting the scope of paragraph (a), a bankruptcy of the Borrower, the introduction of any law or any other matter resulting in the Borrower being discharged from liability under the Loan Agreement, or the Loan Agreement ceasing to operate (for example, by interest ceasing to accrue), this Guarantee shall cover any amount which would have been or become payable under or in connection with the Loan Agreement if the Loan Agreement had been and remained entirely valid, legal and enforceable, or the Borrower had not suffered bankruptcy, or any combination of such events or circumstances, as the case may be, and the Borrower had remained fully liable under it for liabilities whether invalidly incurred or validly incurred but subsequently retrospectively invalidated; and references in this Guarantee to amounts payable by the Borrower under or in connection with the Loan Agreement shall include references to any amount which would have so been or become payable as aforesaid.

19.2	Invalidity of other Finance Documents

Clause 19.1 (Invalidity of Loan Agreement) also applies to each of the other Finance Documents to which the Borrower is a party.

20	GOVERNING LAW AND JURISDICTION

20.1	English law

This Guarantee and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

20.2	Exclusive English jurisdiction

Subject to Clause 20.3 (Choice of forum for the exclusive benefit of the Security Trustee), the courts of England shall have exclusive jurisdiction to settle any Dispute.

20.3	Choice of forum for the exclusive benefit of the Security Trustee

Clause 20.2 (Exclusive English jurisdiction) is for the exclusive benefit of the Security Trustee, which reserves the rights:

(a)	to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that Dispute; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

The Guarantor shall not commence any proceedings in any country other than England in relation to a Dispute.

20.4	Process agent

The Guarantor irrevocably appoints Shoreside Agents Ltd at its registered office for the time being, presently at 11 The Timber Yard, London N1 6ND, England to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with a Dispute.

20.5	Meaning of "proceedings" and ”Dispute”

In this Clause 20, "proceedings" means proceedings of any kind, including an application for a provisional or protective measure and a "Dispute" means any dispute arising out of or in connection with this Guarantee (including a dispute relating to the existence, validity or termination of this Guarantee) or any non-contractual obligation arising out of or in connection with this Guarantee.

20.6	Creditor Party rights unaffected

Nothing in this Clause 20 shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, or international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

21	Bail-In

21.1	Contractual recognition of bail-in

(a)

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the parties to a Finance Document, each party to the Guarantee acknowledges and accepts that any liability of any party to a Finance Document under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(i)	any Bail-In Action in relation to any such liability, including (without limitation):

(A)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(B)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(C)	a cancellation of any such liability; and

(ii)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability,

21.2	Each Creditor Party may enforce and enjoy the benefit of this Clause 21.1 (Contractual recognition of bail-in) subject to the provisions of the Third Parties Act

AS WITNESS the hands of the duly authorised officers or attorneys of the Guarantor and the Security Trustee the day and year first before written.

EXECUTION PAGE

GUARANTOR

SIGNED by	)
EURODRY LTD.	)
acting by	) /s/ Stefania Karmiri
as attorney-in-fact	)
such execution being witnessed by:	) /s/ Ilias Vassilios Tsigos

SECURITY TRUSTEE

SIGNED by	)
HAMBURG COMMERCIAL BANK AG	)
acting by	) /s/ Foteini Apalaki
expressly authorised in accordance with the laws of	)
the Federal Republic of Germany by virtue of a	)
power of attorney dated 9 May 2023)
such execution being witnessed by:	) /s/ Ilias Vassilios Tsigos